SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                       BIGGEST LITTLE INVESTMENTS, L.P.
                       --------------------------------
                               (Name of Issuer)

                    UNITS OF LIMITED PARTNERSHIP INTEREST
                    -------------------------------------
                       (Title of Class of Securities)


                                --------------
                                (CUSIP Number)


                                  Ben Farahi
                       3650 S. Virginia Street, Suite K2
                              Reno, Nevada 89502
                                (775) 825-3355
  --------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)



                              February 29, 2008
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1)     Names of Reporting Persons
      Ben Farahi

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [ ]
       (b)  [ ]

3)     SEC Use Only

4)     Source of Funds (See Instructions):
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)     Citizenship or Place of Organization:
      USA

Number of Shares Beneficially Owned by Each Reporting Person With:

     7)  Sole Voting Power        58,065
     8)  Shared Voting Power           0
     9)  Sole Dispositive Power   58,065
    10)  Shared Dispositive Power      0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
      58,065

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13)    Percent of Class Represented by Row (11):
      32.1%

14)    Type of Reporting Person:
      IN




1)     Names of Reporting Persons
      Maxum LLC

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]

3)     SEC Use Only

4)     Source of Funds (See Instructions):
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)     Citizenship or Place of Organization:
      USA

Number of Shares Beneficially Owned by Each Reporting Person With:

     7)  Sole Voting Power          0
     8)  Shared Voting Power        0
     9)  Sole Dispositive Power     0
    10)  Shared Dispositive Power   0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
      0

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13)     Percent of Class Represented by Row (11):
       0%

14)     Type of Reporting Person:
       OO




Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by deleting the last paragraph thereto and adding the following thereto:

     On June 30, 2006, the Articles of Dissolution filed by Mr. Farahi with the Secretary of State of the State of Nevada with respect to Western were subsequently challenged by Mr. Farahi's brothers, John Farahi and Bob Farahi. Mr. Farahi believes that he and each of his brothers own one-third of the assets of Western and, accordingly, one-third of Western's Units of the Partnership. Western's sole assets are its Units of the Partnership. In March 2007, Mr. Farahi took the action of transferring 95%, or 87,306, of Western's Units of the Partnership to each of Western's three members proportionately. Such transfers were made effective April 1, 2007. As a result, Mr. Farahi received one-third of the distribution, constituting 29,102 Units of the Partnership. Mr. Farahi also beneficially owns one-third of the remaining 4,596 Units of the Partnership owned by Western, or 1,532 Units, in addition to the 27,431 Units he owns individually. Accordingly, in the aggregate, Mr. Farahi owns, directly or indirectly, 58,065 Units, or 32.1% of the outstanding Units, and Mr. Farahi's brothers together own 61,268 Units individually and by their two-thirds ownership of Western, or 33.9% of the outstanding Units. Mr. Farahi is no longer acting in concert with, or considered for securities law purposes to be part of a 'group' with, either of his brothers with respect to Mr. Farahi's ownership of Units. In the event that it is eventually determined under Nevada law that Mr. Farahi's brothers can reverse the distribution by Western and control its action, it is possible, although unlikely, that they would control 91,902 Units on behalf of Western, constituting a 50.8% majority interest in the Partnership's outstanding Units.

     On December 18, 2007, Mr. Farahi commenced a tender offer for 20,000 Units (subsequently increased to 25,000 Units) at a price of $165 per Unit, as a result of which Mr. Farahi acquired 8,268 Units on February 29, 2008.


Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended to read as follows:

     (a) The aggregate percentage of Units reported owned by Mr. Farahi is based upon 180,937 Units outstanding, which is the total number of Units outstanding as of March 3, 2008. Mr. Farahi beneficially owns 58,065 Units, representing approximately 32.1% of the number of issued and outstanding Units as of March 3, 2008. Maxum does not beneficially own any Units.

     (b) Mr. Farahi has the sole power to vote and dispose of all of the Units beneficially owned by him.

     (c) On June 22, 2006, Mr. Farahi filed Articles of Dissolution with the State of Nevada with respect to Western. On June 30, 2006, the Articles of Dissolution filed by Mr. Farahi were subsequently challenged by Mr. Farahi's brothers, John Farahi and Bob Farahi. Mr. Farahi believes that he and each of his brothers own one-third of the assets of Western and, accordingly, one-third of Western's Units of the Partnership. Western's sole assets are its Units of the Partnership. In March 2007, Mr. Farahi took the action of transferring 95%, or 87,306, of Western's Units of the Partnership to each of the three members proportionately. Such transfers were made effective April 1, 2007. As a result, Mr. Farahi received one-third of the distribution, constituting 29,102 Units of the Partnership. Mr. Farahi also beneficially owns one-third of the remaining 4,596 Units of the Partnership owned by Western, or 1,532 Units, in addition to the 27,431 Units he owns individually. Accordingly, in the aggregate, Mr. Farahi owns, directly or indirectly, 58,065 Units, or 32.1% of the outstanding Units, and Mr. Farahi's brothers together own 61,268 Units individually and by their two-thirds ownership of Western, or 33.9% of the outstanding Units. Mr. Farahi is no longer acting in concert with, or considered for securities law purposes to be part of a 'group' with, either of his brothers with respect to Mr. Farahi's ownership of Units. In the event that it is eventually determined under Nevada law that Mr. Farahi's brothers can reverse the distribution by Western and control its actions, it is possible, although unlikely, that they would control 91,902 Units on behalf of Western, constituting a 50.8% majority interest in the Partnership's outstanding Units.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Units owned by Mr. Farahi.

     (e) Not applicable.



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2008

                                          /s/ Ben Farahi
                                          --------------
                                              Ben Farahi


                                      Maxum LLC

                                      By: /s/ Ben Farahi
                                          --------------
                                              Ben Farahi